 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2017
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-37654

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fortive Retirement Savings Plan
B. Name of issue of the securities held pursuant to the plan and the address of its principal executive office:
Fortive Corporation
6920 Seaway Blvd
Everett, WA 98203
(425) 446-5000

FORTIVE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND 2016
AND FOR THE YEAR ENDED DECEMBER 31, 2017,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2017 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FORTIVE RETIREMENT SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm
To the Plan Participants, the Plan Administrator, the Audit Committee of the Board of Directors, Fortive Corporation and the Benefits Committee of the Fortive Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Fortive Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended
December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2016.
Seattle, Washington
June 15, 2018

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016
($ in millions)

	2017	2016
ASSETS
Plan’s interest in the Master Trust	$1,568.6	$1,287.1
Receivables:
Employer contributions	1.9	2.0
Notes receivable from participants	17.9	17.0
Transfer into plan	94.2	—
Total receivables	114.0	19.0
NET ASSETS AVAILABLE FOR BENEFITS	$1,682.6	$1,306.1
See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017
($ in millions)

ADDITIONS
Contributions:
Participant	$69.9
Rollovers	17.9
Employer	48.2
Total contributions	136.0
Investment income:
Interest income on notes receivable from participants	0.8
Plan’s interest in Master Trust’s net investment income	228.2
Total investment income	229.0
Total additions	365.0
DEDUCTIONS
Benefit payments	87.0
Administrative expenses	0.7
Total deductions	87.7
NET INCREASE PRIOR TO PLAN TRANSFERS	277.3
TRANSFERS INTO PLAN	99.2
NET INCREASE	376.5
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,306.1
End of year	$1,682.6
See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Fortive Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Fortive Corporation (“Fortive” or “the Company”) is a diversified industrial growth company encompassing businesses that are recognized leaders in attractive markets. Fortive is a Delaware corporation and was incorporated in 2015. Fortive separated from its former parent, Danaher Corporation (“Danaher”), on July 2, 2016 as an independent, publicly-traded company (the “Separation”). The Separation was completed in the form of a pro rata distribution to Danaher stockholders of record on June 15, 2016 of 100 percent of the outstanding of shares of Fortive Corporation held by Danaher. Each stockholder of record as of the close of business on June 15, 2016 received one share of Fortive common stock for every two shares of Danaher common stock held on the record date. In anticipation of the Separation, Fortive created the Plan effective May 31, 2016.
The Plan is a defined contribution plan established for eligible full-time and part-time non-union employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Fortive is the plan sponsor (the “Plan Sponsor”). The Plan is administered through affiliates of the trustee, Fidelity Management Trust Company (“Fidelity” or the “Plan Administrator”). Plan participants should refer to the formal legal documents of the Plan and the summary plan description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.
Prior to the Separation, certain Fortive employees participated in the Danaher Corporation & Subsidiaries Savings Plan (the “Danaher Plan”). On May 31, 2016, the account balances of Fortive employees participating in the Danaher Plan were transferred to the Plan. As a result, Plan assets of approximately $1.2 billion, were transferred from the Danaher Plan and the Danaher Corporation & Subsidiaries Savings Plan Master Trust into the Plan and the Fortive Retirement Savings Plan Master Trust (the “Master Trust”). The Master Trust was established by the Company effective May 1, 2016 and is administered by Fidelity. The Master Trust created a single trust formed to hold and invest assets of the Plan and other eligible tax-qualified defined contribution plans maintained by the Plan Sponsor. Refer to Note 3 for additional information regarding the Master Trust.
As a component of the Danaher Plan, certain Company employees participated in the Danaher Corporation Stock Fund which consisted of shares of Danaher common stock and a nominal cash balance. On July 5, 2016, the Plan established a Fortive Corporation Stock Fund and any Fortive employees that previously participated in the Danaher Corporation Stock Fund received a stock dividend of one share of Fortive common stock for every two shares of Danaher common stock they held as of June 15, 2016. Effective May 2018, the Danaher Corporation Stock Fund was discontinued and the remaining assets were reallocated to other available funds within the Plan.

Plan Mergers

During 2017, the Industrial Scientific Corporation Profit Sharing Plan and the Global Traffic Technologies, LLC 401(k) Plan merged into the Plan. The merger of these plans during 2017 resulted in assets transferred in of $99.2 million. These plan mergers occurred subsequent to and as a result of Fortive Corporation’s acquisition of the above mentioned companies.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times.
The Company’s retirement contributions are determined at the discretion of the Plan Sponsor. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2017, the retirement contribution was 2% of eligible compensation. The portion of the retirement contribution that is calculated on eligible compensation above the Social Security wage base in effect at the beginning of the Plan year, is calculated and deposited into eligible participant accounts subsequent to the Plan year end. Employees are eligible for Company retirement contributions upon completion of one year of service and become fully vested upon completion of three years of service.

In addition, the Company makes matching contributions into the Plan. These matching contributions are considered “safe harbor” and the percentage for the safe harbor matching contributions has been established in the plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Employees are immediately 100% vested in all safe harbor matching contributions.
Benefit Payments
A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 70.5.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is more than $5,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a hardship or age 59 1/2 in-service withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor matching contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees.
The Plan participates in a revenue credit program (Credits). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credit is funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
As of December 31, 2017 and 2016, unallocated and non-vested accounts, including forfeited amounts, totaled $0.6 million and $0.2 million, respectively. These amounts will be used to reduce future employer contributions and to pay administrative expenses.

Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Standard
In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting. The new standard clarifies presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of the plan’s interest in the master trust. For each master trust in which a plan holds an interest, the amendments in this standard require a plans interest in that master trust and any change in that interest to be presented in separate financial statement line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. The standard is effective for fiscal years beginning after December 15, 2018 (with early adoption permitted) using a retrospective transition approach. The Company is currently evaluating the impact of this standard on the Plan’s financial statements.

NOTE 3. MASTER TRUST
As discussed in Note 1, the Company established a Master Trust whereby investments are held collectively for certain defined contribution plans maintained by the Plan Sponsor. Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected funds within each participating plan.
The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. The Plan’s interest in the Master Trust’s net investment income presented in the Statement of Changes in Net Assets Available for Benefits consists of the realized and unrealized gains and losses on those investments. As of both December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was approximately 95%.
The following summarizes the value of the net assets of the Master Trust as of December 31 ($ in millions):

	2017	2016
Money market funds	$48.2	$48.6
Fortive Corporation Stock Fund:
Fortive common stock	80.6	48.7
Money market funds	0.6	0.5
Mutual funds	412.8	338.2
Common/collective trusts	597.1	492.1
Separately managed funds:
Money market funds	3.2	4.5
Common stock (a)	357.1	292.3
Mutual funds	105.5	100.2
Self-directed brokerage account	47.2	35.9
Non-interest bearing cash	0.8	0.3
Total investments in Master Trust, at fair value	1,653.1	1,361.3
Receivables	1.5	0.8
Payables	(2.3)	(1.5)
Total net assets in Master Trust	$1,652.3	$1,360.6

(a) Includes Danaher common stock which represents 7% and 9% of total net assets in 2017 and 2016, respectively.
Refer to Note 4 for the fair value hierarchy table that sets forth by level the Master Trust net investments as of December 31, 2017.
The investment income of the Master Trust (including gains and losses on investments held, bought and sold) for the year ended December 31, 2017 was as follows ($ in millions):

Net appreciation of the fair value of investments	$216.2
Interest and dividend income	23.1
Total investment income of the Master Trust	$239.3

NOTE 4. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Plan provides for some investments that are valued using Net Asset Value (“NAV”) as the practical expedient. However, none of these investments have limits on their redemption. Investments valued using NAV consist primarily of common collective trusts which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.
The fair values of the Master Trust’s investments as of December 31, 2017, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$48.2	$—	$—	$48.2
Fortive Corporation Stock Fund:
Fortive common stock	80.6	—	—	80.6
Money market fund	0.6	—	—	0.6
Mutual funds	412.8	—	—	412.8
Separately managed funds:
Money market funds	3.2	—	—	3.2
Common stock	357.1	—	—	357.1
Mutual funds	105.5	—	—	105.5
Self-directed brokerage accounts	47.2	—	—	47.2
	$1,055.2	$—	$—	1,055.2
Investments measured at NAV (a)
Common/collective trusts				597.1
Total investments in Master Trust, at fair value				$1,652.3

(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3 less $0.8 million of non-interest bearing cash.

The fair values of the Master Trust’s investments as of December 31, 2016, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$48.6	$—	$—	$48.6
Fortive Corporation Stock Fund:
Fortive common stock	48.7	—	—	48.7
Money market fund	0.5	—	—	0.5
Mutual funds	338.2	—	—	338.2
Separately managed funds:
Money market funds	4.5	—	—	4.5
Common stock	292.3	—	—	292.3
Mutual funds	100.2	—	—	100.2
Self-directed brokerage accounts	35.9	—	—	35.9
	$868.9	$—	$—	868.9
Investments measured at NAV (a)
Common/collective trusts				492.1
Total investments in Master Trust, at fair value				$1,361.0

(a) The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3 less $0.3 million of non-interest bearing cash.

Refer to Note 3 for additional disclosures regarding the Master Trust.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.
Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
The Fortive Corporation Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments.
The separately managed funds consist of common stock, money market funds, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
The self-directed brokerage accounts consist of common stock, mutual funds and other investments, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months.
The common/collective trusts are valued based on the Plan’s common/collective interest, represented by investment units, in the underlying investments held within the common/collective trusts that are traded in an active market by the issuer.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 5. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated March 14, 2018 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, its related trust is exempt from taxation. Subsequent to the submission to the IRS for the determination letter, the Plan has been amended. Prior to receipt of the determination letter, the Plan relied on The Danaher Plan determination letter, on which the Plan was modeled, from the IRS dated April 28, 2014. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the tax qualified status of the Plan.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions.
Additionally, as of December 31, 2017 and 2016, the Master Trust held in 1.1 million and 0.9 million shares, respectively, of Fortive common stock within the Fortive Corporation Stock Fund. During the year ended December 31, 2017, the Fortive Corporation Stock Fund received $0.3 million of dividends related to shares of Fortive common stock.

SUPPLEMENTAL SCHEDULE
FORTIVE RETIREMENT SAVINGS PLAN
EIN: 47-5654583, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates range from 3.3% to 9.5% with maturity at various dates	**	$17,928,227

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTIVE RETIREMENT SAVINGS PLAN

June 15, 2018	By:	/s/ Daniel T. Hickey
Daniel T. Hickey
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm